                                                                    EXHIBIT 12.1

                  WASHINGTON GAS LIGHT COMPANY AND SUBSIDIARIES

              Computation of Ratio of Earnings to Fixed Charges and
                            Preferred Stock Dividends

                            Years Ended September 30
                             (Dollars in Thousands)

                                               1998               1997               1996              1995             1994
                                          ---------------   ---------------   ----------------   ---------------   ----------------

FIXED CHARGES AND PRE-TAX PREFERRED
STOCK DIVIDENDS
   Preferred Dividends                    $        1,331    $        1,331    $         1,332    $        1,333    $         1,335
   Effective Income Tax Rate                       .3671             .3713              .3740             .3690              .3834
   Complement of Effective Income
     Tax Rate (1 - Tax Rate)                       .6329             .6287              .6260             .6310              .6166

   Pre-tax Preferred Dividends            $        2,103    $        2,117    $         2,128    $        2,113    $         2,165
                                          ===============   ===============   ================     =============   ================


   Interest Expense                       $       37,473    $       33,599    $        29,876    $       30,932    $        30,899
   Amortization of Debt Premium,
     Discount and Expense                            370               299                256               315                367
   Interest Component of Rentals                      12                17                 96                56                 34
                                          ---------------   ---------------   ----------------   ---------------   ----------------
     Total Fixed Charges                          37,855            33,915             30,228            31,303             31,300
   Pre-tax Preferred Dividends                     2,103             2,117              2,128             2,113              2,165
                                          ---------------   ---------------   ----------------   ---------------   ----------------

     Total                                $       39,958    $       36,032    $        32,356    $       33,416    $        33,465
                                          ===============   ===============   ================     =============      =============


EARNINGS:

   Net Income                             $       68,629    $       82,019    $        81,591    $       62,909    $        60,459
      Add:
          Income Taxes Applicable to
           Operating Income                       38,006            47,864             49,376            37,514             37,264
          Income Taxes Applicable to
           Other Income (Loss) - Net               1,799               577               (629)             (730)               326

     Total Fixed Charges                          37,855            33,915             30,228            31,303             31,300
                                          ---------------   ---------------   ----------------   ---------------   ----------------

      Total Earnings                      $      146,289    $      164,375    $       160,566    $      130,996    $       129,349
                                          ===============   ===============   ================   ===============   ================

Ratio of Earnings to Fixed Charges
   and Preferred Stock Dividends                     3.7               4.6                5.0               3.9                3.9
                                          ===============   ===============   ================   ===============   ================